Exhibit 99.1

XP Inc.

3Q21 Earnings Release

November 3rd, 2021

XP Inc. Reports 3Q21 Financial Results

São Paulo, Brazil, November 3, 2021 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the third quarter of 2021.

To our shareholders

"In adversity, some give up, while others exceed records." Ayrton Senna.

This phrase has been inspiring us throughout our history.

The ownership culture and our partnership, currently with more than 800 partners and 6,000 empowered executives acting as CEOs, coupled with our resilience and tenacity, were the factors that made us overcome various moments of uncertainty we have been through. It was like that in 2001, 2005, 2007, 2014 and 2019, and it will be no different today.

Whether or not we are in a crisis we cannot say, it shall become clearer over time, but the environment is certainly complex, and we like challenges.

In our opinion, the ability to connect dots in a chronological order of relevance is how an entrepreneurial journey is built. Crises force us to revisit this sequence and quickly rebuild this chain. Our greatest quality is precisely this pragmatism of thought and strong discipline of execution.

Our roadmap, as we've talked about since the IPO, is to continue expanding into new verticals, to provoke ourselves to go even further to better serve our clients and thus increasingly address the huge revenue pool of the financial industry and its adjacencies. Today we operate in a market of R$120bn of annual revenue, still small in the context of an industry pool of R$800bn.

Our efforts and investments in the allocation and addition of employees are divided into three strategic pillars: i) Foundations; ii) Protect and Expand the Core and iii) Build the Future.

Foundations represent the backbone that supports the company and allows it to grow exponentially and sustainably. It includes, among others, the Technology and Back Office infrastructures.

Protecting and Expanding the Core involves the continuous focus on innovating and reinforcing our competitive advantages in the universe of Investments and Capital Markets, never complacent with what we have built up to now. These pillars include, among others, the mission of promoting the availability and liquidity of high-quality products at the lowest possible cost, continuing to develop our distribution channels – both advisory and self-service – and advancing in the construction of a unique ecosystem of financial education, digital content and entrepreneurship. In the investment world, the concentration in the five big banks still exceeds 90%, and our share-of-wallet of existing clients is approximately 50%.

Building the Future, in turn, encompasses projects that are in their early stages and still generate little or no revenue, but which will allow XP to impact an increasing number of individuals and companies in Brazil over the next years. These projects include the frequently mentioned Banking, Credit, Insurance and Companies initiatives and other high potential fronts. We could not be more confident with the prospects of these businesses and with the return that investments made throughout 2021 and 2022 will bring to the company in the following years.

In the medium term, between 24-36 months, entering these verticals will expand our operations to a potential market of R$350bn to R$400bn of annual revenue.

In the third quarter we saw some of these lines begin to evolve and gain relevance, such as credit and credit cards. The growing representation of these products helped us to expand our revenue and strengthen our business.

Today we see the company more solid and capitalized than in any other challenging moment we have had to face in the past. Hence, we hope to maintain a consistent growth trajectory in the main KPIs, and we believe that the changes that the financial sector has been going through will allow us to grow even more intensely, benefiting consumers and literally transforming the financial environment in our country.

Additionally, the diversification of our business and the portfolio effect, especially in Retail, tend to preserve the company's revenue-generating capacity in different scenarios.

In the first days of October, we had the important conclusion of the spin-off process of Itaú Unibanco's stake in XP Inc. An event that brought us improvements in terms of corporate governance and strategic flexibility, as well as a broad base of institutional and individual investors, to which we would like to welcome in this letter.

We will continue to fight tirelessly against banking concentration in our country, bringing more extraordinary products and experiences to our customers, always focusing on the long term and strengthening our purpose: to improve people's lives.

We are sure that our story has just begun, that XP is our life project and that the next few years will be even more exponential.

Thiago Maffra, CEO

Highlights

3Q21 KPIs

Key Business Metrics

	3Q21	3Q20	YoY	2Q21	QoQ
Operating and Financial Metrics (unaudited)
Total AUC (in R$ bn)	789	563	40%	817	-3%
Active clients (in '000s)	3,296	2,645	25%	3,140	5%
Retail – gross total revenues (in R$ mn)	2,599	1,698	53%	2,452	6%
Institutional – gross total revenues (in R$ mn)	281	239	17%	375	-25%
Issuer Services – gross total revenues (in R$ mn)	284	169	68%	255	11%
Digital Content – gross total revenues (in R$ mn)	31	32	-2%	29	6%
Other – gross total revenues (in R$ mn)	172	107	61%	88	95%

Company Financial Metrics
Gross revenue (in R$ mn)	3,368	2,245	50%	3,200	5%
Net Revenue (in R$ mn)	3,171	2,101	51%	3,018	5%
Gross Profit (in R$ mn)	2,277	1,395	63%	2,127	7%
Gross Margin	71.8%	66.4%	541 bps	70.5%	133 bps
Adjusted EBITDA[1] (in R$ mn)	1,170	728	61%	1,245	-6%
Adjusted EBITDA margin	36.9%	34.6%	225 bps	41.3%	-438 bps
Adjusted Net Income[1] (in R$ mn)	1,039	570	82%	1,034	1%
Adjusted Net Margin	32.8%	27.1%	561 bps	34.2%	-149 bps
(1) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA

Operational Performance

Investments

Assets Under Custody (in R$ bn)

*Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total AUC was R$789 billion as of September 30, up 40% year-over-year and down 3% quarter-over-quarter. Year-over-year growth was driven by R$219 billion of net inflows and R$7 billion of market appreciation. Relevant market depreciation over 3Q21 offset most of the appreciation seen in recent quarters.

Net Inflows¹ (in R$ bn)

¹Adjusted by concentrated inflows/outflows. Concentrated inflows/outflows are the ones greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total net inflows were R$37 billion on 3Q21 vs R$75 billion on 2Q21. Adjusted by concentrated custodies, net inflows reached R$47 billion, R$16bn per month, up from R$45 billion on 2Q21 and reflecting the strong performance of both IFA and Direct channels at the XP brand.

Banking

Credit Portfolio1 (in R$ bn)

Our Credit portfolio reached R$8.6 billion as of September 30, 2021, increasing six times year over year. The duration of our credit book was 3.3 years, with a 90-day Non-Performing Loan (NPL) ratio of 0%.

¹This portfolio does not include Intercompany and Credit Card related loans and receivables

Credit Card TPV (in R$ bn)

On 3Q21, XP Visa Infinite credit cards generated R$3.3 billion in TPV (Total Purchased Value), a growth of 55% quarter-over-quarter.

“Despite being at a very early stage in our banking initiatives, mainly collateralized credit and credit card, our data indicates a strong potential for cross selling in our platform. Our focus is to increase engagement within our client base, providing a complete and integrated experience, enhancing our long-term relationship with our clients” commented Thiago Maffra, XP Inc.’s CEO.

Active Clients (in ‘000s)

Active clients grew 25% and 5% in 3Q21 vs 3Q20 and 2Q21, respectively, reaching 3.3 million. Average monthly client additions grew 6% sequentially from 49,000 in 2Q21 to 52,000 in 3Q21.

“Despite the more challenging environment, with interest rates in an upward trend, we expect to continue to see a healthy growth pace in our mains KPIs, due to a diversified business model and a still highly concentrated financial industry in Brazil”, commented Bruno Constantino, XP Inc.’s CFO.

IFA Network Gross Adds

IFA Network gross additions totaled 1,188 in 3Q21, up 30% year-over-year and remaining stable quarter-over-quarter.

Retail DATs¹ (mn trades)

¹Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.6 million in 3Q21, remaining relatively stable quarter-over-quarter and year-over-year.

Net Promoter Score (NPS)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 77 in September 2021, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

3Q21 Revenue Breakdown

Total Gross Revenue (in R$ mn)

Total Gross Revenue grew 50% from R$2.2 billion in 3Q20 to R$3.4 billion in 3Q21.The increase was mainly driven by the Retail business, which contributed with 80% of the growth year-over-year, while Issuer Services contributed with 10%. In addition to the growing contribution from Banking revenues, mainly net interest income and interchange fees, our resilient revenue growth also shows how our business has been able to adapt to distinct economic cycles. The reduction in DATs and the consequent impact on revenues from Equities and Futures seen since 1Q21 has been more than offset by the positive performance of interest rate linked lines such as Fixed Income, Floating and Interest on Gross Cash over the past two quarters. Our strong distribution channel coupled with a comprehensive product offering and focus on client experience are key factors that allow for such adaptability.

Retail

Retail Revenue (in R$ mn)

3Q20 vs 3Q21

Retail revenue grew 53% from R$1.7 billion in 3Q20 to R$2.6 billion in 3Q21, attributable mostly to (i) fixed income and structured products growth and (ii) floating revenues driven by higher interest rates. Revenue profile was on par with 2Q21, when there was an increase in the demand for fixed income products and stable trading volumes in equities and futures.

In 3Q21, Retail-related revenues represented 83% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and were composed of Derivatives, Fixed Income secondary transactions and Floating, among others.

LTM Take Rate (LTM Retail Revenue / Average AUC)

The take rate for the last twelve months ended September 30, 2021 remained stable compared to the same period of 2020. Our ability to add new products and services to the platform – such as credit cards and credit – coupled with a diversified revenue profile, kept our take rate stable.

Note: LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter-end in a given year, being 5 data points in one year)/5

Institutional

Institutional Revenue (in R$ mn)

3Q20 vs 3Q21

Institutional gross revenue totaled R$281 million in the 3Q21, up 17% from R$239 million in 3Q20. The result was largely driven by a strong fixed income activity – also benefiting from recent increases in interest rates in Brazil.

In 3Q21, Institutional revenue accounted for 6% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives, among others.

Issuer Services

Issuer Services Revenue (in R$ mn)

3Q20 vs 3Q21

Issuer Services revenue expanded 68% year-over-year from R$169 million in 3Q20 to R$284 million in 3Q21. This increase was driven by (i) Equity Capital Markets (ECM), with 15 executed deals vs 14 in 3Q20, and (ii) our Debt Capital Markets (DCM) division, with participation in 48 deals vs 34 in 3Q20.

Our Issuer Services business is key to foster our product offering and contribute to the development of Capital Markets in Brazil. Although market conditions may affect our ECM results in the short-term, the DCM division is expected to benefit from the demand of corporate clients for alternative funding sources. Furthermore, we see our recent M&A initiative starting to flourish, reaping the benefits from being inserted in a complete ecosystem with several opportunities for deal origination.

Digital Content and Other

Digital Content Revenue

Gross revenue totaled R$31 million in 3Q21, down 2% from R$32 million in 3Q20. Our digital content plays an important role in educating Brazilians and making them more proficient in financial products and services. It also enhances client’s relationships and attracts new clients that grow our retail platform. 3Q21 trends remained pressured by the absence of in-person events and courses.

Other Revenue

3Q20 vs 3Q21

Other revenue increased 61% in 3Q21 vs 3Q20, from R$107 million to R$172 million. Interest on gross cash was higher due to both increases in interest rates and higher adjusted gross financial asset balance in the period, along with better results coming from asset and liability management.

In 3Q21, other revenue accounted for 10% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross cash and results related to our asset and liability management.

COGS

COGS (in R$ mn) and Gross Margin

3Q20 vs 3Q21

COGS rose 27% from R$706 million in 3Q20 to R$894 million in 3Q21, following the expansion in overall Retail Revenues. There were two main drivers for this quarter’s margin expansion: (i) our continued investments in new product deployments – such as credit cards and credit – and (ii) rebalancing of our product mix towards products that tend to benefit from the current macroeconomic scenario, which has led to an increase in Gross Margin to 71.8% in the 3Q21, the highest since our IPO.

SG&A Expenses

SG&A Expenses (ex-Share-Based Compensation) (in R$ mn)

3Q20 vs 3Q21

SG&A expenses (excluding share-based compensation) totaled R$1,116 million in 3Q21, up 67% from R$669 million in 3Q20. Despite the fact that the marketplace is increasingly competitive concerning talent attraction and retention, especially for technology professionals, we have been able to hire people destined to carry out all the new initiatives and products, including the abovementioned pillars of (i) technology and operational foundations, (ii) core business and (iii) building the future. The increase in headcount was the main driver behind SG&A growth, as our headcount has increased by 64% in last twelve months, from 3,364 in 3Q20 to 5,527 in 3Q21. This led to a temporary increase in SG&A as a percentage of Net Revenue to higher levels, which should be transitory for the next 12 to 15 months, while the new initiatives and products are still in rollout phase.

Share-Based Compensation (in R$ mn)

Through 3Q21, we have granted approximately half of the current approved program authorizing dilution of up to 5%. Expenses related to the program remained steady compared to 2Q21. We expect to use the approved dilution as originally planned: within five years from the IPO. A portion of Share-Based Compensation is related to IFAs and allocated in COGS.

Adjusted EBITDA

Adjusted EBITDA¹ (in R$ mn) and Margin

3Q20 vs 3Q21

Adjusted EBITDA grew 61% year over year, from R$728 million to R$1,170 million. Adjusted EBITDA margin expanded 225 bps to 36.9%, driven by gross margin expansion, which was partially offset by higher SG&A expenses, mainly attributable to headcount growth. Excluding our considerable investments in technology and new initiatives, which we expect to continue for the next quarters and peak in 4Q22, we estimate that our Adjusted EBITDA Margin would be above 40%.

¹ See appendix for a reconciliation of Adjusted EBITDA.

Adjusted Net Income

Adjusted Net Income¹ (in R$ mn) and Margin

3Q20 vs 3Q21

Adjusted Net Income grew 82%, from R$570 million in 3Q20 to R$1,039 million in 3Q21, in connection with the factors explained in the Adjusted EBITDA and a lower normalized effective tax rate. The effective tax rate, normalized by withholding taxes that are recorded in our revenue was 13.8% in 3Q21, from 23.4% in 3Q20, mainly due to a more favorable revenue and expense mix across subsidiaries. Our Adjusted Net Margin expanded by 561 bps to 32.8% in 3Q21. Despite investments in technology and new businesses, our medium-term guidance range for Adjusted Net Margin remains unchanged.

¹ See appendix for a reconciliation of Adjusted Net Income.

Adjusted Cash Flow

(in R$ mn)

	3Q21	2Q21	3Q20
Cash Flow Data
Income before income tax	908	1,002	632
Adjustments to reconcile income before income tax	693	178	128
Income tax paid	(174)	(69)	(126)
Contingencies paid	(0)	(1)	(0)
Interest paid	(8)	(4)	(44)
Changes in working capital assets and liabilities	(797)	824	155
Adjusted net cash flow (used in) from operating activities	622	1,931	746
Net cash flow (used in) from securities, repos, derivatives and banking activities (i)	(3,393)	(2,189)	623
Net cash flows (used in) from operating activities	(2,771)	(258)	931
Adjusted Net cash flows from investing activities (ii)	(764)	(1,248)	(1,224)
Adjusted Net cash flows from financing activities (iii)	4,570	1,715	(916)

The management classifies (i) financial bills, foreign exchange, foreign exchange portfolio and credit card operations as net cash (used in) from banking activities. (ii) the commissions and incentives to our IFA network as adjusted net cash flow from investing activities. (iii) financing instruments payable as adjusted net cash flows from financing activities.

Net Cash Flow Used in Operating Activities

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management views as represents a more useful metric to track the intrinsic cash flow generation of the business) decreased to R$622 million in 3Q21 from R$1,931 million in 2Q21, and increased from R$746 million in 3Q20 to R$622 million in 3Q21 driven by:

•	Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes);

•	Our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter-to-quarter and were the key drivers to the net cash flow from operating activities figures;

•	Increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and other financial liabilities which include financial bills as a result of our expected growth in new financials services verticals;

•	Our income before tax combined with non-cash expenses consisting primarily of (i) Net foreign exchange differences of R$433 million in 3Q21 and R$1 million in 3Q20, (ii) share based plan of R$124 million in 3Q21 and R$38 million in 3Q20 and (iii) depreciation and amortization of R$51 million in 3Q21 and R$36 million in 3Q20. The total amount of adjustments to reconcile income before income taxes was R$693 million in 3Q21 and R$128 million in 3Q20.

Net Cash Flow Used in Investing Activities

Our net cash used in investing activities decreased from R$1,248 million in 2Q21 to R$764 million in 3Q21 and from R$1,224 million in 3Q20 to R$764 million, primarily affected by:

•	Investments related our IFA Network, which decreased from R$1,102 million in 2Q21 to R$448 million in 3Q21 and from negative R$916 in 3Q20.

•	the investment in intangible assets, mostly IT infrastructure and capitalization software development and property and equipment which decreased from R$108 million in 2Q21 to R$68 million in 3Q21 and increased from R$42 million in 2Q20;

•	Our investments in associates and joint ventures, mostly related to our asset management of R$246 million in 3Q21 and R$37 million in 2Q21.

Net Cash Provided by Financing Activities

Our net cash flows from financing activities increased from R$1,715 million in 2Q21 to R$4,570 million in 3Q21 and from use of R$916 million in 3Q20, primarily due to:

•	R$ 4,334 million in 3Q21 related to issuance of our debt securities Bond.

•	R$ 1,124 million in 2Q21 correspondent to the IPO of XPAC Acquisition Corp. The proceeds of IPO are restricted and only to use for the purpose of XPAC transactions.

•	R$1,570 million in 2Q21 related to acquisitions of Borrowings mostly derived by our loan agreement with Banco Nacional do México.

•	R$500 million in 2Q21 related to issuance of non-convertible debentures with the objective of funding the Group’s working capital for the construction of our new headquarters “Vila XP” at São Roque, State of São Paulo.

Floating Balance and Adjusted Gross

Financial Assets (in R$ mn)

Floating Balance (=net uninvested clients' deposits)	3Q21	2Q21
Assets	(1,065)	(2,776)
(-) Securities trading and intermediation	(1,065)	(2,776)
Liabilities	19,635	20,814
(+) Securities trading and intermediation	19,635	20,814
(=) Floating Balance	18,570	18,038

Adjusted Gross Financial Assets	3Q21	2Q21
Assets	120,595	105,113
(+) Cash	2,823	1,237
(+) Securities - Fair value through profit or loss	53,432	45,360
(+) Securities - Fair value through other comprehensive income	28,566	23,701
(+) Securities - Evaluated at amortized cost	858	988
(+) Derivative financial instruments	15,471	15,485
(+) Securities purchased under agreements to resell	7,871	8,174
(+) Loans and credit card operations	10,535	7,964
(+) Foreign exchange portfolio	1,039	2,204
Liabilities	(85,459)	(73,704)
(-) Securities	(2,082)	(2,790)
(-) Derivative financial instruments	(14,506)	(16,373)
(-) Securities sold under repurchase agreements	(24,234)	(16,062)
(-) Private Pension Liabilities	(26,711)	(22,046)
(-) Deposits	(6,867)	(6,628)
(-) Structured Operations	(5,699)	(4,198)
(-) Financial Bills	(2,343)	(2,160)
(-) Foreign exchange portfolio	(1,150)	(2,324)
(-) Credit card operations	(1,867)	(1,124)
(-) Floating Balance	(18,570)	(18,038)
(=) Adjusted Gross Financial Assets	16,566	13,372

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Credit Card Operations and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Floating Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its 3Q21 financial results on Wednesday, November 03, 2021, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 3Q21 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Team

André Martins

Antonio Guimarães

Marina Montemor

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of September 30, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	3Q21	3Q20	YoY	2Q21	QoQ
Managerial Income Statement
Total Gross Revenue	3,368	2,245	50%	3,200	5%
Retail	2,599	1,698	53%	2,452	6%
Institutional	281	239	17%	375	-25%
Issuer Services	284	169	68%	255	11%
Digital Content	31	32	-2%	29	6%
Other	172	107	61%	88	95%
Net Revenue	3,171	2,101	51%	3,018	5%
COGS	(894)	(706)	27%	(891)	0%
As a % of Net Revenue	(28.2%)	(33.6%)	5.4 p.p	(29.5%)	1.3 p.p
Gross Profit	2,277	1,395	63%	2,127	7%
Gross Margin	71.8%	66.4%	5.4 p.p	70.5%	1.3 p.p
SG&A	(1,116)	(669)	67%	(900)	24%
Share Based Compensation[1]	(156)	(44)	252%	(147)	6%
EBITDA	1,005	681	48%	1,080	-7%
EBITDA Margin	31.7%	32.4%	-0.7 p.p	35.8%	-4.1 p.p
Adjusted EBITDA	1,170	728	61%	1,245	-6%
Adjusted EBITDA Margin	36.9%	34.6%	2.2 p.p	41.3%	-4.4 p.p
D&A	(51)	(36)	41%	(58)	-12%
EBIT	953	645	48%	1,022	-7%
Interest expense on debt	(49)	(12)	324%	(20)	146%
Share of profit or (loss) in joint ventures and associates	4	(1)	-763%	1	-1119%
Taxable equivalent adjustments[2]	179	74	142%	126	42%
Taxable equivalent EBT	1,087	706	54%	1,128	-4%
Normalized tax expense	(150)	(165)	-9%	(197)	-24%
Normalized effective tax rate[2]	(13.8%)	(23.4%)	9.5 p.p	(17.5%)	3.6 p.p
Net Income	936	541	73%	931	1%
Net Margin	29.5%	25.8%	3.8 p.p	30.9%	-1.3 p.p
Adjustments	102	29	255%	102	0%
Adjusted Net Income	1,039	570	82%	1,034	1%
Adjusted Net Margin	32.8%	27.1%	5.6 p.p	34.2%	-1.5 p.p

¹ A portion of total Share-Based Compensation is related to IFAs and allocated in COGS. 2 Tax adjustments are related to tax withholding expenses that are recognized net in our gross revenue.

Accounting Income Statement

(in R$ mn)

	3Q21	3Q20	YoY	2Q21	QoQ
Accounting Income Statement
Net revenue from services rendered	1,589	1,278	24%	1,601	-1%
Brokerage commission	633	548	16%	650	-3%
Securities placement	442	388	14%	513	-14%
Management fees	415	274	51%	384	8%
Insurance brokerage fee	33	18	89%	35	-4%
Educational services	15	25	-43%	27	-46%
Banking Fees	57	33	73%	42	38%
Other services	154	122	26%	111	39%
Taxes and contributions on services	(160)	(131)	22%	(160)	0%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(717)	190	-478%	(331)	117%
Net income from financial instruments at fair value through profit or loss	2,300	633	263%	1,748	32%
Total revenue and income	3,171	2,101	51%	3,018	5%
Operating costs	(889)	(696)	28%	(838)	6%
Selling expenses	(58)	(38)	50%	(62)	-7%
Administrative expenses	(1,267)	(810)	57%	(1,115)	14%
Other operating revenues (expenses), net	1	98	-99%	72	-99%
Expected credit losses	(5)	(10)	-45%	(54)	-90%
Interest expense on debt	(49)	(12)	324%	(20)	146%
Share of profit or (loss) in joint ventures and associates	4	(1)	-763%	1	-1119%
Income before income tax	908	632	44%	1,002	-9%
Income tax expense	28	(91)	-131%	(71)	-140%
Effective tax rate	3.1%	(14.4%)	17.5 p.p	(7.1%)	10.2 p.p
Net income for the period	936	541	73%	931	1%

Balance Sheet (in R$ mn)

	3Q21	2Q21
Assets
Cash	2,823	1,237
Financial assets	119,626	107,174
Fair value through profit or loss	68,904	60,845
Securities	53,432	45,360
Derivative financial instruments	15,471	15,485
Fair value through other comprehensive income	28,566	23,701
Securities	28,566	23,701
Evaluated at amortized cost	22,157	22,628
Securities	858	988
Securities purchased under agreements to resell	7,871	8,174
Securities trading and intermediation	1,065	2,776
Accounts receivable	356	396
Loan Operations	10,535	7,964
Other financial assets	1,473	2,330
Other assets	3,991	3,293
Recoverable taxes	127	118
Rights-of-use assets	260	194
Prepaid expenses	3,413	2,887
Other	191	94
Deferred tax assets	1,042	795
Investments in associates and joint ventures	1,185	772
Property and equipment	293	243
Goodwill & Intangible assets	775	807
Total Assets	129,735	114,321

	3Q21	2Q21
Liabilities
Financial liabilities	88,560	78,314
Fair value through profit or loss	16,588	19,163
Securities	2,082	2,790
Derivative financial instruments	14,506	16,373
Evaluated at amortized cost	71,972	59,151
Securities sold under repurchase agreements	24,234	16,062
Securities trading and intermediation	19,635	20,814
Financing instruments payable	19,213	13,154
Accounts payables	929	1,186
Borrowings	1,885	1,775
Other financial liabilities	6,076	6,161
Other liabilities	27,744	23,416
Social and statutory obligations	584	852
Taxes and social security obligations	412	481
Private pension liabilities	26,711	22,046
Provisions and contingent liabilities	28	26
Other	10	11
Deferred tax liabilities	-	-
Total Liabilities	116,304	101,730
Equity attributable to owners of the Parent company	13,427	12,588
Issued capital	0	0
Capital reserve	11,051	10,926
Other comprehensive income	(223)	(3)
Retained earnings	2,600	1,664
Non-controlling interest	3	3
Total equity	13,431	12,591
Total liabilities and equity	129,735	114,321

Adjusted EBITDA (in R$ mn)

	3Q21	3Q20	YoY	2Q21	QoQ
EBITDA	1,005	681	48%	1,080	-7%
(+) Share Based Compensation	165	45	269%	165	0%
(+) Offering expenses	-	2	-100%	-	n.a.
Adj. EBITDA	1,170	728	61%	1,245	-6%

Adjusted Net Income (in R$ mn)

	3Q21	3Q20	YoY	2Q21	QoQ
Net Income	936	541	73%	931	1%
(+) Share Based Compensation	165	45	269%	165	0%
(+) Offering expenses	-	2	-100%	-	n.a.
(+/-) Taxes	(62)	(18)	254%	(63)	-1%
Adj. Net Income	1,039	570	82%	1,034	1%